Exhibit 99.1

Locafy Announces Official Trinity Platform Launch

PERTH, Australia – June 13, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today announced that it has officially launched Trinity, a new SEO platform solution expected to provide Locafy customers with improved functionality, flexibility, and performance.

Trinity will replace Moboom, the platform that Locafy has provided to customers since June 2021. For customers, this launch provides a multitude of upgrades, including a high-end technology stack, in-depth analytics and insights, enhanced website templates, and improved customer support tools, among other new features.

Most importantly, Trinity provides Locafy customers with the Company’s most advanced SEO tools, including Locafy’s entity-based technology announced last month. This technology, believed to have been pioneered by Locafy for the SEO automation industry, optimizes Locafy webpages to more effectively allow local businesses to rank for multiple relevant keywords in their local service areas. Also, Locafy’s entity-based SEO approach empowers clients to gain more control over pay-per-click keywords, revealing a deeper, untapped potential to increase revenues from paid ads. Notably, as machine-learning and AI become more prevalent online, Locafy’s entity-based technologies are expected to also counteract the effects of AI-generated content and help maintain the quality and relevance of Locafy customers’ digital content.

“The Trinity platform launch is a major milestone in Locafy’s development,” said Locafy CEO Gavin Burnett. “Our first-class technology and customer service programs are pillars of our strategy, and Trinity builds on both to further enhance our products. Also, with entity-based software incorporated into Trinity, we’re confident that our customers now have a distinctive edge in this era of machine-learning-and AI-based search engines. We believe that Trinity extends our lead as the industry standard for automated SEO technology, and we’re looking forward to sharing these developments with our customers.”

Locafy has started migrating existing campaigns to the Trinity platform, and expects to complete the transition by the end of fiscal Q4 2023. All new campaigns deployed on Locafy software will be deployed on the Trinity platform.

For more information about Locafy’s technology, including educational blogs and case studies, please view Locafy’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com